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                             April 30, 2024

       Christopher Savoie
       Chief Executive Officer
       Zapata Computing Holdings Inc.
       100 Federal Street, Floor 20
       Boston, MA 02110

                                                        Re: Zapata Computing
Holdings Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 24,
2024
                                                            File No. 333-278891

       Dear Christopher Savoie:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. We note your disclosure indicating that "while the trading price of the Common Stock is less than the exercise
price per share of approximately $11.50, we expect that
                                                        warrantholders would
not exercise their Warrants." Provide similar disclosure in the risk factors and MD&A
sections and disclose that cash proceeds associated with the exercises of the warrants are
dependent on the stock price. As applicable, describe the impact on your liquidity and
update the discussion on the ability of your company to fund your operations on a
prospective basis with your current cash on hand.
   2. We note that you are registering "up to 42,372 shares of Common Stock issued to third parties in exchange for
services provided in connection with the Merger." Please identify the relevant third
parties.
 Christopher Savoie
FirstName   LastNameChristopher
Zapata Computing   Holdings Inc. Savoie
Comapany
April       NameZapata Computing Holdings Inc.
       30, 2024
April 230, 2024 Page 2
Page
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 83

3. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock.
Selling Securityholders, page 163

4. With respect to the shares to be offered for resale by each selling stockholder that is a legal entity, please disclose the natural person or persons who have voting and investment control of the shares to be offered for resale by that selling stockholder. Refer to Item 507 of Regulation S-K. For additional guidance, refer to Question 140.02 of our Regulation S- K Compliance and Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kyle Wiley at 202-344-5791 or Matthew Crispino at 202-551-3456 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Stacie S. Aarestad